UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2011 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Tuesday, March 27, 2012, at 10:00 AM (Seoul Time)

2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea

3. Agenda

a)	Agenda to be reported

Agendum 1: Audit results and Business reports for the 2011 Fiscal Year (from January 1, 2011 to December 31, 2011)

b)	Agenda to be proposed for resolution

Agendum 1: Approval of Non-consolidated Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2011 Fiscal Year

2: Approval of Reappointment of Directors

3: Approval of Amendment of Articles of Incorporation

4: Approval of the Compensation Ceiling for Directors in 2012

Agendum 1: Approval of Non-consolidated Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2011 Fiscal Year

Summary of Non-consolidated Balance Sheet and Income Statement

	September 30,	September 30,
	As of the Years Ended December 31,
	2010	2011
	(In millions of Korean Won)
Total Assets	105,853	118,703
Total liabilities	18,857	17,378
Capital stock	3,474	3,474
Total shareholders’ equity	86,996	101,325

	For the Years Ended December 31,
	2010	2011
	(In millions of Korean Won)
Revenues	38,979	40,224
Operating income	6,438	8,462
Income before income tax	7,779	7,988
Net income	4,135	14,772

*	Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment of Directors

- 7 persons were nominated for reappointment as the terms expire in March 2012:

Name	Major experience	Notes
Hyun Chul Park

Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Unregistered Director (2009-2011)

Gravity Games Corporation (formerly, Barunson Interactive Corporation), Director (2010-present)

NeoCyon, Inc., CSO (2010-present), Director (2009-present)

GungHo Online Entertainment, Inc., General Manager, International Division (2007-present)

SEGA Networks (China) Co., Ltd., General Manager, Content Producing Department (2005-2007)

SEGA Corporation, Manager, Asia Division (2004-2005)

ActozSoft Co., Ltd., Manager, Overseas Marketing Team (2002-2004)

Siementech Co., Ltd., Manager, Overseas Marketing Team (2001-2002)

Toyota Vista Tokyo Co., Ltd., Engineer Team (1998-2001)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Associate in Automotive Engineering (1998)

Inside Director

Yoshinori Kitamura

Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present)

Gravity Games Corporation (formerly, Barunson Interactive Corporation), Director (2010-present)

NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)

Gravity Interactive, Inc., Chief Executive Officer (2008-present)

Gravity Entertainment Corporation, Chief Executive Officer (2008-present)

GungHo Online Entertainment, Inc., Executive General Manager of International Business Division (2007-present), Director (2006-present), General Manager of Marketing Division (2003-2007)

Gravity EU SAS, Director (2011-present)

GungHo Works, Inc., Director (2008)

GungHo Online Entertainment Korea, Director (2007-2008)

L5 Games Inc., Director (2008)

NC Japan K.K, Manager, Marketing Division (2002-2003)

ICC Corporation, Manager, Business Development (1999-2001)

Bunkyo University, B.A. in English Language and Literature (1992)

Inside Director

Kazuki Morishita

Gravity Co., Ltd., Executive Director (2008-present)

GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)

Acquire Corp., Director (2011-present)

Game Arts Co., Ltd., President (2008-present), Director (2005-2008)

GungHo Works, Inc., Chairman (2007-2009)

GungHo Online Entertainment Korea, Inc., Director (2007-2008)

OnSale, Inc., General Manager, E-service Department (2001-2002)

Kickers Network, Inc., Director (2000-2001)

Dolphin Net, Inc., Director (2000)

Softcreate Co., Ltd., Chief, System Sales Department (1996-2000)

High School affiliated with Chiba University of Commerce (1992)

Inside Director

Kazuya Sakai

Gravity Co., Ltd., Executive Director (2009-present)

GungHo Online Entertainment, Inc., Director (2005-present), Chief Financial Officer (2004-present)

Acquire Corp., Auditor (2011-present)

Gravity Entertainment Corporation, Director (2008-2011)

Capri, Inc., Chief Executive Officer (2008-2009)

GungHo Works, Inc., Director (2007-2009)

GungHo Online Entertainment Korea, Inc., Chief Executive Officer (2008), Director (2007-2008)

GungHo Asset Management, Inc., Chief Executive Officer (2007-2008)

Expression Tools, Inc., Chief Executive Officer (2000-2003), Director (1996-2000), General Manager, Administration Division (1993-1996)

The Kyushu Sogo Bank, Ltd. (currently, The Shinwa Bank, Ltd.) (1987-1992)

Kyushu Sangyo University, B. Com.(1987)

Inside Director

Name	Major experience	Notes
Jong Gyu Hwang

Gravity Co., Ltd., Independent Director (2009-present)

Mungyung Monorail, Director and Chief Operating Officer (2007-present)

Member of the New York State Bar Association (2006-present)

E-Frontier, Inc., Counsel (2000-present)

Korea Monorail, Director (2006-2007)

Attorney General’s Office (Massachusetts, US) (2005)

Ministry of Justice (Korea), Deputy Director / Seoul Central District Prosecutors’ Office, Investigation Officer of Special Investigation Department (1995-2000)

The Korean Residents Union in Japan (1994-1995)

Boston University School of Law, LL.M. (2005)

Kennedy School of Government, Harvard University, M.P.A. (2004)

Tokyo University, LL.B. (1994)

Outside Director

Doo Hyun Ryu

Gravity Co., Ltd., Independent Director (2011-present)

Logos Law, LLC., Partner (2001-present), Branch Manager of Vietnam Office (2010-present, 2006-2008), Branch Manager of Cambodia Office (2007-2008)

The Korean Commercial Arbitration Board, Arbitrator (2011-present)

The Korean Bar Association, Member of Legal Services Development Committee (2005-persent)

Hyundai Card Co., Ltd./Hyundai Capital Services, Inc., Head of Management & Legal Department (2008-2010)

Hyundai Motor Group, Member of Information Department Committee (2008-2010)

The Federation of Korean Industries, Compliance Officer of Financial Department (2008-2010)

Financial Services Commission of Korea, Member of Special Committee for Revision of Credit-Specialized Financial Business Act (2008-2010)

Interactivy, Inc., Independent Director (2007-2008)

Korea IT International Cooperation Agency, Member (2006-2008)

The Korea JoongAng Daily, Member of Readers Committee (1999-2000)

The Korean Bar Examination (1986), The Juridical Research and Training Institute (18th, 1989)

Seoul National University, LL.B. (1985)

Outside Director

Jung Yoo

Gravity Co., Ltd., Independent Director (2011-present)

Samhasa GP, Representative Partner (2007- present)

Euidang Foundation, Member of the Board of Trustees (2007-present)

TCAD International, Inc., Advisor (2008-2010)

NHN Japan Corporation, Independent Director (2004-2006)

PCCW Japan Ltd. (changed to Jaleco Ltd.), Managing Director (2000-2007)

Pacific Cyber-Venture Co., Ltd., Partner (2000-2002)

Techno-Venture Co., Ltd., Director (2000-2002)

Credit Suisse Trust and Banking Co., Ltd. (1998-2000)

Bain & Company Japan, Inc. (1996-1998)

SK Securities Co., Ltd. (1991-1994)

INSEAD, MBA (1995)

Waseda University, M.A. in Management History (1987)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)

Outside Director

Agendum 3: Approval of Amendment of Articles of Incorporation

The proposed amendment and the reasons for the amendment are as follows:

•	Amendment of Commercial Code:

The amendment reflects the amendments of the Korean Commercial Code effective from April 15, 2012.

•	Change of method of public announcement:

The Company has decided to make its public announcement primarily through its corporate Web site (www.gravity.co.kr).

•	Change of chairman of general shareholders’ meeting:

The chairman of general shareholders’ meeting of the Company shall be elected by the Board of Directors.

•	Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment

Article 4. Method of Public Announcements Company-related public announcements shall be made through the Seoul Economic Daily, which is published and distributed in Seoul.

Article 4. Method of Public Announcements

Company-related public announcements shall be made through the Company’s Web site (www.gravity.co.kr); provided, however, in the event of a network problem or other unavoidable circumstance, the Company shall make public announcements in the Seoul Economic Daily, which is published and distributed in Seoul.

Article 7. Types of Shares All shares to be issued by the Company shall be common stock and preferred stock, both of which shall be in registered form.

Article 7. Types of Shares

All shares to be issued by the Company shall be common stock and convertible preferred dividend stock without voting right (hereinafter referred to as “preferred stock”), both of which shall be in registered form.

Article 8-2. Number and Details of Preferred Stock

 The preferred stocks to be issued by the Company shall have no voting rights, and the total number of preferred stocks shall be 2,000,000 shares.

(...omitted below...)

Article 8-2. Number and Details of Preferred Stock  The total number of preferred stocks to be issued by the Company shall be 2,000,000 shares. (...omitted below...)

Article 10. Preemptive Rights

(...omitted...)

‚ Notwithstanding Article 10.1 above, the Company may allocate new shares to persons other than shareholders pursuant to a resolution of the Board of Directors in the each of the following cases:

(...omitted...)

6. Where new shares are issued to domestic and overseas financial institutions, corporations, and individuals in order to raise urgent funds;

(...omitted...)

N/A

Article 10. Preemptive Rights

(...omitted...)

‚ Notwithstanding Article 10.1 above, the Company may allocate new shares to persons other than shareholders pursuant to a resolution of the Board of Directors in the each of the following cases:

(...omitted...)

6. Where new shares are issued to domestic and overseas financial institutions, corporations, and individuals in order to raise urgent funds to the extent of not more than fifty-hundredth (50/100) of the total number of issued and outstanding shares;

(...omitted...)

… In case new shares are allocated to persons other than shareholders pursuant to Paragraph (2), the Company shall give notice to the shareholders or make a public announcement at least two (2) weeks prior to the date of payment on the new shares, including the details of the issuance which were determined pursuant to Paragraph (3).

Before Amendment	After Amendment

Article 13. Retirement of Shares

 The Company may purchase and then retire its own shares, by a special resolution of the annual General Meeting of Shareholders pursuant to Article 434 of the Commercial Code.

Article 13. Retirement of Shares

 The Company may retire its own shares only in accordance with the provisions relating to the reduction of capital stock as set forth in Article 438 of the Commercial Code; provided, however, that this shall not apply in the case of the retirement of its own shares by a resolution of the Board of Directors.

‚ In the General Meeting of Shareholders set forth in Paragraph (1) above, each of the following shall be resolved:

1. The types and total number of shares to be purchased.

2. Total value of shares to be purchased; provided, that the total value shall not exceed the net assets shown in the balance sheet minus each amount set forth in Article 462, Paragraph 1, each Item of the Commercial Code.

3. The period of purchasing shares (which shall not be determined after closing of the General Meeting of Shareholders in respect of the initial fiscal year following the resolution under Paragraph (1) above)

‚ In the event that the Company retires its own shares pursuant to the provisions relating to the reduction of capital stock set forth Paragraph (1) above, Article 440 and 441 of the Commercial Code shall apply mutatis mutandis.

ƒ Deleted

„ The Company shall not purchase shares under Paragraph (1) above if the net assets of the balance sheet for the relevant fiscal year threaten not to reach the sum of each amount of Article 462, Paragraph 1, each Item of the Commercial Code.

ƒ Deleted. „ Deleted.

N/A Article 17. Issuance of Convertible Bonds	Article 17. Issuance of Corporate Bonds The Company may issue corporate bonds by a resolution of the Board of Directors. Article 17-2. Issuance of Convertible Bonds

Article 24. Chairman

 The chairman of the general shareholders’ meeting shall be the representative director (president).

‚ In the event that the representative director (president) is absent or fails to serve, Article 37, Paragraph (2) herein shall apply mutatis mutandis.

Article 24. Chairman

 The chairman of the General Meeting of Shareholders shall be elected by the Board of Directors.

‚ In the event that the person elected by the Board of Directors pursuant to Paragraph (1) above is absent or fails to serve, the representative director (president) shall be the chairman of the General Meeting of Shareholders. In the event that the representative director (president) is also absent or fails to serve, Article 37, Paragraph (2) herein shall apply mutatis mutandis.

Article 40. Resolution of the Board of Directors

(...omitted...)

 Resolutions of the Board of Directors shall be adopted in the presence of a majority of the directors and by the affirmative vote of a majority of the directors present.

Article 40. Resolution of the Board of Directors

(...omitted...)

 Except as otherwise provided under laws and regulations or hereunder, resolutions of the Board of Directors shall be adopted in the presence of a majority of the directors and by the affirmative vote of a majority of the directors present.

‚ The Board of Directors may allow all or part of the directors to exercise his/her and/or their voting rights by telecommunication means through which they may	‚ The Board of Directors may allow all or part of the directors to exercise his/her and/or their voting rights by remote telecommunication means through which they

Before Amendment	After Amendment

transmit and receive visual images and voices at the same time without attending a meeting of the Board of Directors in person. In such case, the concerned director(s) shall be deemed to have attended the meeting of the Board of Directors in person.

(...omitted below...)

may transmit and receive voices at the same time without attending a meeting of the Board of Directors in person. In such case, the concerned director(s) shall be deemed to have attended the meeting of the Board of Directors in person.

(...omitted below...)

N/A

Article 42-2. Directors’ Liability for Damage

 In the event that a director acts in violation of applicable law, regulation or subordinate statutes or the provisions of the Articles of Incorporation due to his or her willful misconduct or negligence, or is negligent in performing his or her duties, such director shall be jointly and severally liable for damages to the Company.

‚ Upon a resolution of the General Meeting of Shareholders, the Company shall exempt director(s) from the directors’ liability set forth in Paragraph (1) above for the excess amount over the amount derived by multiplying the remuneration of such director(s) (including bonuses and profits from exercise of stock options) for the one (1) year period prior to the date of the occurrence of the violation or negligent act by six (6) (in the case of independent director(s), three (3)); provided, however, that this provision shall not apply to the case of director(s) incurring damages to the Company due to his or her willful misconduct or gross negligence, or the cases set forth Article 397, 397-2 and 398 of the Commercial Code.

Article 45. Duties of the Audit Committee  The Audit Committee shall examine accounting and operation of the Company. (...omitted...)

Article 45. Duties of the Audit Committee

 The Audit Committee shall examine accounting and operation of the Company. The Audit Committee may seek professional assistance at the expense of the Company.

(...omitted...)

N/A

… The Audit Committee may request in writing to convene a meeting of the Board of Directors by submitting a written request specifying the agenda of the meeting and the reason for the meeting to the director who has the right to convene a meeting of the Board of Directors in accordance with Paragraph 2 of Article 39 herein. If the director fails to promptly convene a meeting of the Board of Directors, the Audit Committee may convene a meeting of the Board of Directors.

… The Audit Committee shall treat matters delegated by the Board of Directors in addition to Paragraphs (1) through (4) above.	† The Audit Committee shall treat matters delegated by the Board of Directors in addition to Paragraphs (1) through (5) above.

Before Amendment	After Amendment

Article 50. Preparation and Maintenance of Financial Statements and Business Report

 The representative director (president) of the Company shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the audit committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The representative director (president) shall submit the following documents and the business report to the ordinary General Meeting of Shareholders:

1. Balance sheets;

2. Profit and loss statements; and

3. Statement of appropriation of retained earnings or statement of disposition of deficit.

‚ The Audit Committee shall submit the auditors’ report to the representative director (president) within four (4) weeks from the date of receipt of documents set forth in Paragraph (1) above.

(...omitted...)

… The representative director (president) shall publicly announce the balance sheets and the external auditor’s opinion, upon approval of the documents described in Paragraph (1) above by the shareholders in the General Meeting of Shareholders.

Article 50. Preparation and Maintenance of Financial Statements and Business Report

 The representative director (president) of the Company shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the audit committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The representative director (president) shall submit the following documents and the business report to the ordinary General Meeting of Shareholders:

1. Balance sheets;

2. Profit and loss statements; and

3. Statement of changes in shareholders’ equity or statement of appropriation of retained earnings (or statement of disposition of deficit).

‚ The Audit Committee shall submit the auditors’ report to the representative director (president) no later than four (4) weeks from the date of receipt of documents set forth in Paragraph (1) above.

(...omitted...)

… Notwithstanding Paragraph (4) above, the Company may approve the documents described in Paragraph (1) by a resolution of the Board of Directors if both of the following are fulfilled:

1. The external auditor issues an opinion that the documents described in Paragraph (1) properly present the Company’s financial position or the results of its operations in conformity with applicable laws and regulations and provisions hereunder.

2. All members of the Audit Committee consent thereto.

N/A

† Upon approval by the Board of Directors pursuant to Paragraph (5), the representative director (president) shall report on the contents of documents listed in Paragraph (1) to the General Meeting of Shareholders.

‡ The representative director (president) shall publicly announce the balance sheets and the external auditor’s opinion, upon approval of the documents described in Paragraph (1) above by the shareholders in the General Meeting of Shareholders or by the Board of Directors.

Article 53. Dividends Payment

 Dividends payment may be made in cash and with stock.

‚ In case the dividends are distributed in shares, if the Company has issued several types of shares, such distribution may be made through shares of different types by a resolution of a General Meeting of Shareholders.

(...omitted below...)

Article 53. Dividends Payment

 Dividends payment may be made in cash and with stock and other properties.

‚ In case the dividends are distributed in shares, if the Company has issued preferred stocks, such distribution may be made through shares of different types by a resolution of a General Meeting of Shareholders.

(...omitted below...)

Before Amendment	After Amendment

Article 54. Interim Dividends

 The Company may pay interim dividends to shareholders who are registered in the shareholders registry as of June 30, 24:00, pursuant to Article 462-3, Paragraph (1) of the Commercial Code. The Interim dividends shall be paid in cash.

(...omitted...)

‚ The payment of interim dividends under Paragraph (1) shall be decided by a resolution of the Board of Directors, which resolution shall be made within forty-five (45) days from the date mentioned in Paragraph (1) above. The Board of Directors may resolve to distribute interim dividends only when, as a result of the half-yearly account, there are any retained earnings exceeding unappropriated earnings not disposed at the General Meeting of Shareholders for the fiscal year immediately prior to the fiscal year concerned.

Article 54. Interim Dividends

 The Company may pay interim dividends to shareholders who are registered in the shareholders registry as of June 30, 24:00, pursuant to Article 462-3, Paragraph (1) of the Commercial Code.

(...omitted...)

‚ The payment of interim dividends under Paragraph (1) shall be decided by a resolution of the Board of Directors, which resolution shall be made within forty-five (45) days from the date mentioned in Paragraph (1) above. The Board of Directors may resolve to distribute interim dividends only when, as a result of the half-yearly account, there are any retained earnings exceeding unappropriated earnings not disposed at the General Meeting of Shareholders (or, in the case of Article 50, Paragraph (5), a meeting of the Board of Directors) for the fiscal year immediately prior to the fiscal year concerned.

ƒ The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net asset amounts recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned:

1. Capital of the company for the fiscal year immediately prior to the fiscal year concerned;

(...omitted...)

ƒ The maximum amount to be paid as interim dividends shall be calculated by deducting the following amounts from the net assets recorded in the balance sheet of the fiscal year immediately prior to the fiscal year concerned:

1. Capital stock of the company for the fiscal year immediately prior to the fiscal year concerned;

(...omitted...)

N/A (...omitted below...)	6. Unrealized profit prescribed by Presidential Decree of the Commercial Code. (...omitted below...)

N/A

ADDENDUM

Article 1. These articles of incorporation shall take effect as of March 27, 2012; provided, however, that the amended Articles 7, 8-2, 10, 13, 17, 40, 42-2, 45, 50, 53 and 54 shall take effect on April 15, 2012.

Agendum 4: Approval of the Compensation Ceiling for the Directors

- For the 2012 fiscal year, it is proposed to maintain KRW 1.4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: March 5, 2012

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer